Filed Pursuant to Rule 424(b)(3)
File No.: 333-148854

HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 6 DATED JANUARY 23, 2009
TO THE PROSPECTUS DATED JULY 1, 2008

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Hines Real Estate Investment Trust, Inc., dated July 1, 2008 (the “Prospectus”) and Supplements No. 3 dated October 22, 2008,  No. 4 dated November 18, 2008 and No. 5 dated December 12, 2008. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.       To provide an update on the status of our current public offering;

B.       To provide information regarding distributions recently declared;

C.	To describe a change to our share redemption program; and

D.	To provide information regarding the price at which we issue shares in this offering and redeem shares under our share redemption program.

A.           Status of Our Current Public Offering

As of January 20, 2009, we had received gross proceeds of approximately $178.9 million from the sale of approximately 17.1 million of our common shares in our current public offering, including approximately $34.9 million relating to approximately 3.4 million shares issued under our dividend reinvestment plan. As of January 20, 2009, approximately $2,856.0 million in shares remained available for sale pursuant to our current public offering, exclusive of approximately $465.1 million in shares available under our dividend reinvestment plan.  The offering will terminate on or before July 1, 2010, unless extended by our board of directors.

B.           Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of February and March 2009. These distributions will be calculated based on the shareholders of record each day during February and March in an amount equal to $0.00175233 per share, per day.  These distributions will be paid in cash or reinvested in stock (for those participating our dividend reinvestment plan) in April 2009.

C.           Change to Our Share Redemption Program

Beginning with shares to be redeemed in March 2009, monthly share redemptions will be limited to 1/12th of 10% of the shares outstanding as of the prior calendar year-end; provided, however, that our board of directors retains the right to redeem additional shares if, in its sole discretion, it determines that it is in the best interests of the Company to do so based on available cash flow and other factors.  In no event during any calendar year will the number of shares we redeem exceed, as of the date of any such redemption, 10% of the shares outstanding as of the same date in the prior calendar year.

As a result of this change to our share redemption program, the Prospectus is amended as follows.

1.  The question “How can I have my shares redeemed?” and answer thereto on page xvii is deleted and replaced in its entirety with the following:

Q: How can I have my shares redeemed?

A: We provide a share redemption program under which we may redeem shares, subject to a monthly limitation of 1/12th of 10% of the shares outstanding as of the prior calendar year-end; provided, however, that our board of directors retains the right to redeem additional shares if, in its sole discretion, it determines that it is in the best interests of the Company to do so based on available cash flow and other factors.  In no event during any calendar year will the number of shares we redeem exceed, as of the date of any such redemption, 10% of the shares outstanding as of the same date in the prior calendar year. Please see “Risk Factors — Investment Risks — Your ability to have your shares redeemed is limited under our share redemption plan, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares."

2.  The section under “Description of Capital Stock - Share Redemption Program” on page 135, as amended by our Supplement No. 5 dated December 12, 2008 to this Prospectus, is deleted and replaced in its entirety with the section below in order to update this section with respect to this change to our redemption plan as well as the redemption price change described in “D. Price Changes to the Primary Offering, Dividend Reinvestment Plan and Redemption Plan” below.

D.            Price Changes to the Primary Offering, Dividend Reinvestment Plan and Redemption Plan

Effective January 26, 2009, we will offer shares to the public pursuant to this offering at a price of $10.08 per share.  Beginning with the distributions scheduled to be paid for the first quarter of 2009, participants in our dividend reinvestment plan will acquire shares at a fixed price of $9.58 per share, including distributions declared for January, February and March 2009, which will be aggregated and paid in April 2009.  Shares redeemed under our share redemption program after February 28, 2009 will be redeemed at a price of $9.15 per share. As a result, any requests for redemption received by us after January 23, 2009, the last day for which requests for redemption were accepted for shares to be redeemed in February, will be redeemed at a price of $9.15 per share and will be subject to the limitations described in “C. Change to Our Share Redemption Program” above. Unless the current offering is extended, we do not presently expect to reprice our shares during the remainder of the current offering which is presently set to terminate on or before July 1, 2010.  However, as described in the Prospectus, the Company’s board of directors may in its discretion from time to time change the offering price of the Company’s common shares.

As a result of these price decreases, the Prospectus is amended as follows. Please note that whenever the Prospectus refers to the offering price, dividend reinvestment price or redemption price as being the "initial" price, the word "initial" (or derivative thereof) is hereby deleted:

1.           Cover Page Changes.  The following changes are made to the cover page of the Prospectus:

•	In the second paragraph, “$10.66” is deleted and replaced with “$10.08” and “$10.13” is deleted and replaced with “$9.58”.

•
In the first line of the proceeds table (i) “10.66” is deleted and replaced with “10.08” in the first column, (ii) “0.75” is deleted and replaced with “0.71” in the second column, (iii) “0.23” is deleted and replaced with “0.22” in the third column and (iv) “9.68” is deleted and replaced with “9.15” in the fourth column.

*  *  *  *

2.           Other Changes Relating to the Offering Price.  The per-share offering price of “$10.66” is hereby deleted and replaced with “$10.08” on page xvi of the Prospectus in the answer to the question “What kind of offering is this?”.

*  *  *  *

3.           Other Changes Relating to the Dividend Reinvestment Plan Price.  The per-share price for shares issued under our dividend reinvestment plan of “$10.13” is hereby deleted and replaced with “$9.58” on the following pages of the Prospectus:

•	In the answer to the question “What kind of offering is this?” on page xvi.

•	In the answer to the question “Do you have a dividend reinvestment plan?” on page xvii.

•	In the paragraph under the caption “Dividend Reinvestment Plan” on page 7.

•	In the first paragraph under the caption “Dividend Reinvestment Plan” on page 138.

•	In the sixth paragraph of our Dividend Reinvestment Plan attached to the Prospectus as Appendix B.

*  *  *  *

4.           Other Changes Relating to the Redemption Price.  The per-share price we offer under our share redemption program of “9.68” is hereby deleted and replaced with “$9.15” on the following pages of the Prospectus:

•	In the answer to the question “What is your current redemption price?” on page xvii.

•	In the first full paragraph under the caption “Share Redemption Program” on page 8.

•
In the risk factor titled “Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares” on page 9.

*  *  *  *

5.           Plan of Distribution.  The “Plan of Distribution” section, starting on page 139 of the Prospectus, is deleted and replaced in its entirety with the section below in order to update this section with respect to the price changes.

Share Redemption Program

Our shares are currently not listed on a national securities exchange and we currently do not intend to list our shares. In order to provide our shareholders with some liquidity, we have a share redemption program. Certain shareholders who have held their shares for at least one year may receive the benefit of limited liquidity by presenting for redemption all or a portion of their shares to us in accordance with the procedures outlined herein. At that time, we may, subject to the conditions and limitations described below, redeem the shares presented for redemption for cash to the extent that we have sufficient funds available to us to fund such redemption. We will not pay the Advisor or its affiliates any fees to complete any transactions under our share redemption program.

Effective January 11, 2009 and prior to the time, if any, as our shares are listed on a national securities exchange, subject to the conditions and limitations described herein, any shareholder that has held shares for at least one year since the date of their acquisition, and who (i) purchased those shares from us, (ii) received the shares through a non-cash transaction, not in the secondary market or (iii) purchased the shares from another shareholder prior to January 11, 2009, may present all or any portion of such shares to us for redemption at any time.

To the extent our board of directors determines that we have sufficient available cash flow for redemptions, we intend to redeem shares on a monthly basis; however, our board of directors may determine from time to time to adjust the timing of redemptions upon 30 days’ notice. Beginning with shares to be redeemed in March 2009, monthly share redemptions will be limited to 1/12th of 10% of the shares outstanding as of the prior calendar year-end; provided, however, that our board of directors retains the right to redeem additional shares if, in its sole discretion, it determines that it is in the best interests of the Company to do so based on available cash flow and other factors.  In no event during any calendar year will the number of shares we redeem exceed, as of the date of any such redemption, 10% of the shares outstanding as of the same date in the prior calendar year. We may, but are not required to, use available cash flow not otherwise dedicated to a particular use to meet these redemption needs, including cash proceeds generated from the dividend reinvestment plan, securities offerings, operating cash flow not intended for dividends, borrowings and capital transactions such as asset sales or refinancings.

Beginning with shares to be redeemed in March 2009, shares may be redeemed at a price of $9.15 per share. The redemption price was determined by our board of directors. Our board’s determination of the redemption price was subjective and was primarily based on the estimated per-share net asset value of the Company as determined by our management. Our management estimated the per-share net asset value of the Company using valuations of our real estate assets and notes payable as of December 31, 2008, which were determined by independent third parties (except for assets acquired within the last year for which we used aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2008, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2008 and the anticipated effective date of this pricing change. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

The valuations of our real estate assets and notes payable, as well as the methodology utilized by our management in estimating our per-share net asset value, were based on a number of assumptions and estimates which may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are currently externally managed were applied to our estimated per-share valuation, and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The redemption price may not be indicative of the price our shareholders could receive if they sold our shares, if our shares were actively traded or if we were liquidated.

Our board of directors may adjust the per-share redemption price from time to time upon 30 days’ written notice based on the then-current estimated per-share net asset value of the Company at the time of the adjustment, and such other factors as it deems appropriate, including the then-current offering price of our shares (if any), our then-current dividend reinvestment plan price and general market conditions. At any time we are engaged in an offering of shares, the per-share price for shares purchased under our redemption program will always be equal to or lower than the applicable per-share offering price. Real estate asset and notes payable values fluctuate, which in the future may result in an increase or decrease in the net asset value of the Company. Thus, future adjustments to the per-share net asset value of the Company could result in a higher or lower redemption price. The members of our board of directors must, in accordance with their fiduciary duties, act in a manner they believe is in the best interests of our shareholders when making any decision to adjust the redemption price offered under our share redemption program. Our board of directors will announce any price adjustment and the time period of its effectiveness as a part of our regular communications with shareholders. Please see “Reports to Shareholders.”

We will redeem shares presented for cash to the extent we have sufficient available cash flow to do so. Our board of directors may terminate, suspend or amend the share redemption program at any time upon 30 days’ written notice without shareholder approval if our directors believe such action is in our and our shareholders’ best interests, or if they determine the funds otherwise available to fund our share redemption program are needed for other purposes. In the event of a redemption request after the death or disability (as defined in the Code) of a shareholder, we may waive the one-year holding period requirement as well as the annual limitation on the number of shares that will be redeemed as summarized above. In addition, in the event a shareholder is having all his shares redeemed, the one-year holding requirement will be waived for shares purchased under our dividend reinvestment plan.

All requests for redemption must be made in writing and received by us at least five business days prior to the end of the month. You may also withdraw your request to have your shares redeemed. Withdrawal requests must also be made in writing and received by us at least five business days prior to the end of the month. If the number of our shares subject to redemption requests exceeds the limitations described above, or our available cash flow is insufficient to meet such requests, each shareholder’s redemption request will be reduced on a pro rata basis. We cannot guarantee that we will accommodate all requests made in any month. If we cannot accommodate all requests in a given month, you can withdraw your request for redemption or request in writing that we honor it in a successive month. Such pending requests will generally be honored on a pro-rata basis with any new redemption requests we receive in the applicable period.

Commitments by us to repurchase shares will be communicated either telephonically or in writing to each shareholder who submitted a request at or promptly (no more than five business days) after the fifth business day following the end of each month. We will redeem the shares subject to these commitments, and pay the redemption price associated therewith, within three business days following the delivery of such commitments. You will not relinquish your shares until we redeem them. Please see “Risk Factors — Investment Risks — Your ability to have your shares redeemed is limited under our share redemption program, and if you are able to have your shares redeemed, it may be at a price that is less than the price you paid for the shares and the then-current market value of the shares” and “Risk Factors — Investment Risks — There is currently no public market for our common shares, and we do not intend to list the shares on a stock exchange. Therefore, it will likely be difficult for you to sell your shares and, if you are able to sell your shares, you will likely sell them at a substantial discount.”

The shares we redeem under our share redemption program will be cancelled and will have the status of authorized but unissued shares. We will not resell such shares to the public unless such sales are first registered with the Securities and Exchange Commission under the Securities Act and under appropriate state securities laws or are exempt under such laws. We will terminate our share redemption program in the event that our shares ever become listed on a national securities exchange or in the event a secondary market for our common shares develops.

PLAN OF DISTRIBUTION

General

We are offering up to $3,500,000,000 in shares of our common stock pursuant to this prospectus through Hines Real Estate Securities, Inc., our Dealer Manager, a registered broker-dealer organized in June 2003 and affiliated with Hines. For additional information about our Dealer Manager, please see “Management — The Dealer Manager.” We are offering up to $3,000,000,000 in shares to the public and up to $500,000,000 in shares pursuant to our dividend reinvestment plan. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” Of the $3,500,000,000 in shares being offered pursuant to this prospectus, we are currently offering:

•	shares to the public at a price of $10.08 per share;

•
shares to the public at a price of $9.15 per share, if the purchaser is party to an agreement with a licensed broker dealer, investment advisor or bank trust department pursuant to which the purchaser pays a fee based on assets under management such as a “wrap fee”, “commission replacement fee”, or similar fee, in which event we will waive dealer manager fees and the selling commissions and sell shares to you at an aggregate 9.2% discount; and

•	shares for issuance pursuant to our dividend reinvestment plan at a price of $9.58 per share beginning with shares to be issued in April 2009.

Please see “— Underwriting Terms” and “— Volume Discounts” for a description of the conditions to which the other discounts and fee waivers available to purchasers in this offering are subject. The determination of these prices by our board of directors was primarily based on (i) the estimated per-share net asset value of Hines REIT as determined by our management, plus (ii), in the case of our offering price, the commission and dealer manager fee. Our management estimated the per-share net asset value of the Company using valuations of our real estate assets and notes payable as of December 31, 2008, which were determined by independent third parties (except for assets acquired within the last year for which we used aggregate cost). Management estimated the values of our other assets and liabilities as of December 31, 2008, and then made various adjustments and estimations in order to account for our operations and other factors occurring or expected to occur between December 31, 2008 and the anticipated effective date of this pricing change. In addition, our board of directors also considered our historical and anticipated results of operations and financial condition, our current and anticipated distribution payments, yields and offering prices of other real estate companies we deem to be substantially similar to us, our current and anticipated capital and debt structure, and our management’s and Advisor’s recommendations and assessment of our prospects and expected execution of our investment and operating strategies.

The valuations of our real estate assets and notes payable, as well as the methodology utilized by our management in estimating our per-share net asset value, were based on a number of assumptions and estimates that may not be accurate or complete. No liquidity discounts or discounts relating to the fact that we are externally managed were applied to our estimated per-share valuation and no attempt was made to value Hines REIT as an enterprise. Likewise, the valuation was not reduced by potential selling commissions or other costs of sale, which would impact proceeds in the case of a liquidation. The offering price may not be indicative of the price our shareholders would receive if they sold our shares, if our shares were actively traded or if we were liquidated. Moreover, since certain fees and costs associated with this offering were added to the estimated per-share net asset value of Hines REIT in connection with setting the new offering price of our shares, the proceeds received from a liquidation of our assets would likely be substantially less than the offering price of our shares. Please see “Risk Factors — Investment Risks — The offering price of our common shares may not be indicative of the price at which our shares would trade if they were actively traded.” Our offering price may change from time to time, but not more frequently than quarterly during this offering.

Our board of directors may in its discretion from time to time change the offering price of our common shares and, therefore, the number of shares being offered in this offering. In such event, we expect that our board of directors would consider, among others, the factors described above. Real estate asset and notes payable values fluctuate and fees may fluctuate which in the future may result in an increase or decrease in the price of our common shares. Thus, future adjustments to the per-share net asset value of the Company could result in a higher or lower offering price. The members of our board of directors must, in accordance with their fiduciary duties, act in a manner which they believe is in the best interests of our shareholders when making any decision to adjust the offering price of our common shares.

Any adjustments to the offering price will be made through a supplement or an amendment to this prospectus or a post-effective amendment to the registration statement of which this prospectus is a part. Our board of directors may change the offering price from time to time in its sole discretion; however unless the current offering is extended, our board of directors presently does not expect to reprice our shares during the remainder of the current offering (which is presently set to terminate on or before July 1, 2010).  In no event will our board of directors change the offering price more frequently than quarterly during this offering. Additionally, we cannot assure you that our offering price will increase in the future or that our offering price will not further decrease during this offering, or in connection with any future offering of our shares. Please see “Risk Factors — Investment Risks — Hines REIT’s interest in the Operating Partnership will be diluted by the Participation Interest in the Operating Partnership held by HALP Associates Limited Partnership and your interest in Hines REIT may be diluted if we issue additional shares.”

This offering commenced on July 1, 2008. We reserve the right to terminate this offering at any time or extend the termination to the extent we can under applicable law.

Underwriting Terms

We have not retained an underwriter in connection with this offering. Our common shares are being offered on a “best efforts” basis, which means that no underwriter, broker-dealer or other person will be obligated to purchase any shares. Please see “Risk Factors — Investment Risks — This offering is being conducted on a “best efforts” basis, and the risk that we will not be able to accomplish our business objectives will increase if only a small number of our shares are purchased in this offering.” We will pay the Dealer Manager selling commissions of up to 7.0% of the gross offering proceeds of shares sold to the public, all of which will be reallowed to participating broker dealers. We will not pay selling commissions on shares issued and sold pursuant to our dividend reinvestment plan. Further, as described below, selling commissions may be reduced or waived in connection with volume or other discounts or other fee arrangements.

The Dealer Manager has entered into selected dealer agreements with certain other broker-dealers who are members of the Financial Industry Regulatory Authority (“FINRA”) to authorize them to sell our shares. Upon the sale of shares by such participating broker-dealers, the Dealer Manager will reallow its commissions to such participating broker-dealers.

The Dealer Manager will also receive a dealer manager fee of up to 2.2% of gross offering proceeds we raise from the sale of shares to the public as compensation for managing and coordinating the offering, working with participating broker-dealers and providing sales and marketing assistance. We will not pay dealer manager fees on shares issued and sold pursuant to our dividend reinvestment plan. Further, as described below, dealer manager fees may be reduced or waived in connection with volume or other discounts or other fee arrangements. The Dealer Manager, in its sole discretion, may pay to participating broker-dealers a marketing fee in an amount up to 2.2% of gross offering proceeds from the sale of shares by such participating broker-dealers, in part to defray fees and costs associated with conferences sponsored by participating broker-dealers and marketing and other distribution-related costs and expenses of participating broker-dealers. With respect to sales for which the dealer manager fees are earned by the Dealer Manager, the marketing fees shall be reallowed to participating broker-dealers from the dealer manager fee. With respect to sales for which the dealer manager fees are waived and there is no dealer manager fee from which to reallow the payment of the marketing fees, the Advisor will reimburse the Dealer Manager for the payment of the marketing fees. The marketing fees may be paid to any particular participating broker-dealer based upon prior or projected volume of sales, the amount of marketing assistance and level of marketing support provided by such participating broker-dealer in the past and the anticipated level of marketing support to be provided in this offering.

Other than these fees, we will not pay any other fees to any professional or other person in connection with the distribution of the shares in this offering.

We have agreed to indemnify participating broker-dealers, the Dealer Manager and our Advisor against material misstatements and omissions contained in this prospectus, as well as other potential liabilities arising in connection with this offering, including liabilities arising under the Securities Act, subject to certain conditions. The Dealer Manager will also indemnify participating broker-dealers against such liabilities, and under certain circumstances, our sponsor and/or our Advisor may agree to indemnify participating broker-dealers against such liabilities.

We entered into a selected dealer agreement with the Dealer Manager, the Advisor and Ameriprise Financial Services, Inc. (“Ameriprise”), pursuant to which Ameriprise was appointed as a soliciting dealer in this offering. Subject to certain limitations set forth in the agreement, we, the Dealer Manager and the Advisor, jointly and severally, agreed to indemnify Ameriprise against losses, liability, claims, damages and expenses caused by certain untrue or alleged untrue statements, or omissions or alleged omissions of material fact made in connection with the offering, certain filings with the Securities and Exchange Commission or certain other public statements, or the breach by us, the Dealer Manager or the Advisor or any employee or agent acting on their behalf, of any of the representations, warranties, covenants, terms and conditions of the agreement. In addition, Hines separately agreed to provide a limited indemnification to Ameriprise for these losses on a joint and several basis with the other entities, and we separately agreed to indemnify and reimburse Hines for any amounts Hines is required to pay pursuant to this indemnification.  Please see “Conflicts of Interest.”

The following table shows the estimated maximum compensation payable to the Dealer Manager and participating broker-dealers in connection with this offering.

Type of Compensation and Expenses	Maximum Amount	Percentage of Maximum(Excluding DRP Shares)
Selling Commissions(1)	$210,000,000	7.0%
Dealer Manager Fees(2)(4)	$66,000,000	2.2%
Total Expenses to Be Paid by the Company	$276,000,000	9.2%
Expenses to Be Paid by the Advisor and Not by the Company(3)(4)	$5,020,924	0.2%
Total Expenses to Be Paid by the Company and the Advisor to the Dealer Manager and Participating Broker-Dealers	$281,020,924	9.4%
____________

(1)
For purposes of this table, we have assumed no volume discounts or waived commissions as discussed elsewhere in this “Plan of Distribution.” We will not pay commissions for sales of shares pursuant to our dividend reinvestment plan.

(2)
For purposes of this table, we have assumed no waived dealer manager fees as discussed elsewhere in this “Plan of Distribution.” We will not pay a dealer manager fee for sales of shares pursuant to our dividend reinvestment plan.

(3)
Additional amounts may be paid by the Advisor to the Dealer Manager, its employees and to participating broker-dealers for expenses related to this offering which may include, but are not limited to: (i) salaries, discretionary bonuses, benefits and other expenses of employees of our Dealer Manager while participating in the offering and marketing of our shares and in connection with their wholesaling activities; (ii) costs and expenses related to participating in broker-dealer sponsored events or hosting meetings with participating broker-dealers; (iii) costs and expenses of conducting educational conferences and seminars; (iv) travel, lodging, entertainment and other expenses related to the offering and marketing of our shares; (v) advertising and marketing expenses, including the cost of promotional items; (vi) costs and expenses of conducting internal sales training and seminars and (vii) legal expenses of the Dealer Manager. We estimate that such expenses will approximate $5,020,924 (of which approximately $2.6 million is attributable to expenses related to the distribution of shares pursuant to our dividend reinvestment plan) and would be considered underwriting compensation under applicable NASD Conduct Rules applicable to participating broker-dealers who are members of FINRA.

(4)
Participating broker-dealers may receive from the Dealer Manager additional reimbursements to defray technology costs and other marketing and distribution related costs and expenses. Participating broker-dealers shall be required to provide a detailed and itemized invoice as a condition to any such reimbursement. The estimated maximum amount of such reimbursements is included in the amount listed as dealer manager fees in this table. As specified in Notes 1 and 2 above, for purposes of this table, we have assumed no waived commissions or dealer manager fees. In connection with sales of our shares pursuant to which commissions and dealer manager fees are waived as discussed elsewhere in this “Plan of Distribution,” the Advisor will reimburse the Dealer Manager for the payment of marketing fees (as described above) and for any reimbursements to participating broker-dealers described in this Note 4. In such an event, the amount listed above as dealer manager fees would decrease with a corresponding increase in the amount listed as “Expenses to Be Paid by the Advisor and Not by the Company.” There would be no impact on the total estimated maximum underwriting compensation presented in this table.

In accordance with applicable NASD Conduct Rules, in no event will total underwriting compensation payable to FINRA members (including, but not limited to, selling commissions, the dealer manager fee, expense reimbursements to our wholesalers and participating broker-dealers and their registered representatives, all compensation payable to wholesalers of the Dealer Manager and transaction-based compensation payable to other registered representatives of the Dealer Manager who are directly responsible for sales activities, other than a registered representative whose functions are clerical or administerial and whose sales activities, if any, are de minimus) exceed 10% of maximum gross offering proceeds, except for any additional amounts equal to up to 0.5% of gross offering proceeds which may be paid by the Advisor in connection with bona fide due diligence activities.

In addition to the underwriting compensation described above, the Advisor will pay for all organization and offering expenses, other than selling commissions and dealer manager fees, whether incurred by us directly or through the Advisor, the Dealer Manager and/or their affiliates, which expenses are expected to consist of, among other expenses, actual legal, accounting, printing, filing fees, transfer agent costs, our costs and expenses related to educational conferences and seminars conducted by Hines, our costs and expenses related to attending broker-dealer sponsored conferences and other offering-related expenses. We will have no liability for such expenses.

In the event that an investor:

•	has a contract for investment advisory and related brokerage services which includes a fee based on the amount of assets under management or a “wrap” fee feature;

•	has a contract for a “commission replacement” account, which is an account in which securities are held for a fee only;

•
has engaged the services of a registered investment adviser with whom the investor has agreed to pay compensation for investment advisory services or other financial or investment advice (except where an investor has a contract for financial planning services with a registered investment advisor that is also a registered broker dealer, such contract will not qualify the investor for the discount reflecting nonpayment of the selling commissions and the dealer manager fee as described below);

•	is investing in a bank trust account with respect to which the investor has delegated the decision-making authority for investments made in the account to a bank trust department for a fee; or

•
has any other type of account which requires the investor to pay fees based on assets under management (and the investor’s financial or investment advisor agrees to the waiver of commissions payable in connection with this offering), we will sell shares to or for the account of such investor at a 9.2% discount, or $9.15 per share, reflecting the fact that selling commissions and the dealer manager fee will not be paid in connection with such purchases. The net proceeds we receive from the sale of shares will not be affected by such sales of shares made net of selling commissions and the dealer manager fee. Such investors will not be permitted to participate in our dividend reinvestment plan because the price per share under our dividend reinvestment plan is $9.58 and such investors can purchase shares outside of the dividend reinvestment plan for $9.15 per share. As set forth above, the Dealer Manager may pay marketing fees to participating broker-dealers in connection with sales of shares to such investors, in part to defray fees and costs associated with conferences sponsored by such participating broker-dealers and marketing and other distribution-related costs and expenses. The Advisor will reimburse the Dealer Manager for any such payments to participating broker-dealers.

We may sell shares to retirement plans of participating broker-dealers, to participating broker-dealers themselves (and their employees), to IRAs and qualified plans of their registered representatives or to any one of their registered representatives in their individual capacities (and to each of their spouses, parents and minor children) at a 9.2% discount, or $9.15 per share, reflecting that no selling commissions or dealer manager fees will be paid in connection with such transactions. The net proceeds we receive will not be affected by such sales of shares at a discount.

Our directors and officers, both current and retired, as well as affiliates of Hines and their directors, officers and employees, both current and retired, (and their spouses, parents and minor children) and entities owned substantially by such individuals, may purchase shares in this offering at a 9.2% discount, or $9.15 per share, reflecting the fact that no selling commissions or dealer manager fees will be paid in connection with any such sales. The net offering proceeds we receive will not be affected by such sales of shares at a discount. Hines and its affiliates will be expected to hold their shares purchased as shareholders for investment and not with a view towards distribution.

In addition, Hines, the Dealer Manager or one of their affiliates may form one or more foreign-based entities for the purpose of raising capital from foreign investors to invest in our shares. Sales of our shares to any such foreign entity may be at a 9.2% discount, or $9.15 per share, reflecting the fact that no selling commissions or dealer manager fees will be paid in connection with any such transactions. The net offering proceeds we receive will not be affected by such sales of shares at a discount.

Shares sold at the discounts described above are identical in all respects to shares sold without such discounts, with equal dividend, distribution, liquidation and other rights.

Volume Discounts

We are offering, and participating broker-dealers and their registered representatives will be responsible for implementing, volume discounts to qualifying purchasers (as defined below) who purchase $250,000 or more in shares from the same participating broker-dealer, whether in a single purchase or as the result of multiple purchases. Any reduction in the amount of the selling commissions as a result of volume discounts received may be credited to the qualifying purchasers in the form of the issuance of additional shares.

The volume discounts operate as follows:

Amount of Shares Purchased	Commission Percentage	Price per Share to the Investor	Amount of Commission Paid per Share	Net Offering Proceeds per Share(1)
Up to $249,999	7.0%	$10.08	$0.71	$9.37
$250,000 to $499,999	6.0%	$9.98	$0.61	$9.37
$500,000 to $749,999	5.0%	$9.88	$0.51	$9.37
$750,000 to $999,999	4.0%	$9.78	$0.41	$9.37
$1,000,000 to $1,249,999	3.0%	$9.68	$0.31	$9.37
$1,250,000 to $1,499,999	2.0%	$9.58	$0.21	$9.37
$1,500,000 and over	1.5%	$9.53	$0.16	$9.37
____________

(1)	Before payment of the Dealer Manager fee.

For example, if you purchase $800,000 in shares, the selling commissions on such shares will be reduced to 4.0%, in which event you will receive 81,799 shares instead of 79,365 shares, the number of shares you would have received if you had paid $10.08 per share. The net offering proceeds we receive from the sale of shares are not affected by volume discounts.

If you qualify for a particular volume discount as the result of multiple purchases of our shares, you will receive the benefit of the applicable volume discount for the individual purchase which qualified you for the volume discount, but you will not be entitled to the benefit for prior purchases. Additionally, once you qualify for a volume discount, you will receive the benefit for subsequent purchases. For this purpose, if you purchased shares issued and sold in our prior offerings, you will receive the benefit of such share purchases in connection with qualifying for volume discounts in this offering.

As set forth below, a “qualifying purchaser” may combine purchases by other persons for the purpose of qualifying for a volume discount, and for determining commissions payable to participating broker-dealers. You must request that your share purchases be combined for this purpose by designating such on your subscription agreement. For the purposes of such volume discounts, the term “qualifying purchaser” includes:

•
an individual, his or her spouse and their children under the age of 21 who purchase the common shares for his, her or their own accounts; a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit-sharing or other employee benefit plan qualified under Section 401(a) of the Code;

•	all commingled trust funds maintained by a given bank; and

•
Subscriptions obtained by certain participating broker-dealers, as discussed below. Any request to combine purchases of our shares will be subject to our verification that such purchases were made by a “qualifying purchaser.”

In addition, the Dealer Manager may, in its sole discretion, allow participating broker-dealers to combine subscriptions of multiple purchasers as part of a combined order for purposes of determining the commissions payable to the Dealer Manager and the participating broker-dealer. In order for a participating broker-dealer to combine subscriptions for the purposes of qualifying for discounts or fee waivers, the Dealer Manager and such participating broker-dealer must agree on acceptable procedures relating to the combination of subscriptions for this purpose. In all events, in order to qualify, any such combined order of subscriptions must be from the same participating broker-dealer.

In order to encourage purchases of our shares in excess of $10 million, the Dealer Manager may, in its sole discretion, (i) agree with a participating broker-dealer to reduce sales commissions with respect to shares purchased by qualifying purchasers to as low as $0.16 per share; and (ii) agree with qualifying purchasers to waive the dealer manager fee with respect to such shares such that shares purchased in any such transaction may be at a price of $9.31 per share, reflecting a reduction in selling commissions from 7.0% to 1.5% and an additional reduction of 2.2% due to the Dealer Manager’s waiver of its fee. The net offering proceeds we receive will not be affected by any reduction of selling commissions or any such waiver of the dealer manager fee.

Accordingly, your ability to receive a discount or fee waiver based on combining orders or otherwise may depend on the financial advisor or broker-dealer through which you purchase your shares, so you should check before purchasing shares.

Requests to combine subscriptions as a part of a combined order for the purpose of qualifying for discounts or fee waivers must be made in writing by the participating broker-dealer, and any resulting reduction in selling commissions or the dealer manager fee will be pro rated among the separate subscribers. As with discounts provided to other purchasers, the net proceeds we receive from the sale of shares will not be affected by discounts provided as a result of a combined order.

Regardless of any reduction in any commissions for any reason, any other fees based upon gross proceeds of the offering will be calculated as though the purchaser paid $10.08 per share. An investor qualifying for a discount will receive a higher percentage return on his or her investment than investors who do not qualify for such discount. With respect to shares purchased pursuant to our dividend reinvestment plan, you cannot receive a discount greater than 5% of the then-current price of our shares, regardless of whether you have received a greater discount on shares purchased in this or prior offerings due to the volume of your purchases or otherwise. Accordingly, if you qualify for the discounts and fee waivers described above, you may be able to receive a lower price on subsequent purchases in this offering than you would receive if you participate in our dividend reinvestment plan and have your dividends reinvested at the price offered thereunder.

Discounts and fee waivers will be available through certain financial advisers and broker-dealers under the circumstances described above, and you should ask your financial advisor and/or broker-dealer about the ability to receive such discounts or fee waivers.

The Subscription Process

We and participating broker-dealers selling shares on our behalf are required to make every reasonable effort to determine whether a purchase of our shares is suitable for you. The participating broker-dealers shall transmit promptly to us the completed subscription documentation and any supporting documentation we may reasonably require.

The Dealer Manager and participating broker-dealers are required to deliver to you a copy of this prospectus and any amendments or supplements. We plan to make this prospectus and the appendices available electronically to the Dealer Manager and the participating broker-dealers, as well as to provide them paper copies, on our website at www.HinesREIT.com. Any prospectus, amendments and supplements, as well as any quarterly reports, annual reports, proxy statements or other reports required to be made available to you will be posted on our website at www.HinesREIT.com. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus.

Sales of our shares are completed upon the receipt and acceptance by us of subscriptions. We have the unconditional right to accept or reject your subscription within 20 days after our receipt of a fully completed copy of the subscription agreement and payment for the number of shares for which you subscribed. If we accept your subscription, our transfer agent will mail you a confirmation. No sale of our shares may be completed until at least five business days after the date you receive the final prospectus. If for any reason we reject your subscription, we will return your funds and your subscription agreement, without interest or deduction, within 20 days after our receipt of the same.

To purchase shares pursuant to this offering, you must deliver a completed subscription agreement, in substantially the form that accompanies this prospectus, prior to the termination of this offering. You should pay for your shares by check payable to “Hines Real Estate Investment Trust, Inc.” or “Hines REIT,” or as otherwise instructed by your participating broker-dealer. Subscriptions will be effective only upon our acceptance. We may, for any reason, accept or reject any subscription agreement, in whole or in part. You may not terminate or withdraw a subscription or purchase obligation after you have delivered a subscription agreement evidencing such obligation to us.

Admission of Shareholders

We intend to admit shareholders daily as subscriptions for shares are accepted by us in good order. Upon your being admitted as a shareholder, we will use your subscription proceeds to make real estate investments and pay fees and expenses as described in this prospectus. Please see “Estimated Use of Proceeds.”

Subscription Agreement

The general form of subscription agreement that investors will use to subscribe for the purchase of shares in this offering is included as Appendix A to this prospectus. The subscription agreement requires all investors subscribing for shares to make the following certifications or representations:

•	your tax identification number set forth in the subscription agreement is accurate and you are not subject to backup withholding;

•	you are a U.S. person;

•	a copy of this prospectus was delivered or made available to you;

•	you meet the minimum income, net worth and any other applicable suitability standards established for you, as described in the “Suitability Standards” section of this prospectus;

•	you are purchasing the shares for your own account; and

•	you acknowledge that there is no public market for the shares and, thus, your investment in shares is not liquid.

The above certifications and representations are included in the subscription agreement in order to help satisfy the responsibility of participating broker-dealers and the Dealer Manager to make every reasonable effort to determine that the purchase of our shares is a suitable and appropriate investment for you and that appropriate income tax reporting information is obtained. We will not sell any shares to you unless you are able to make the above certifications and representations by executing the subscription agreement. By executing the subscription agreement, you will not, however, be waiving any rights you may have under the federal securities laws.

In addition, investors who are California residents will be required to make certain additional certifications or representations that the sale, transfer or assignment of their shares will be made only with the prior written consent of the Commissioner of the Department of Corporations of the State of California, or as otherwise permitted by the Commissioner’s rules.

Determinations of Suitability

Our sponsor and each participating broker-dealer who sells shares on our behalf has the responsibility to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the prospective investor regarding, among other things, each prospective investor’s financial situation and investment objectives. In making this determination, participating broker-dealers who sell shares on our behalf may rely on, among other things, relevant information provided by the prospective investors. Each prospective investor should be aware that participating broker-dealers are responsible for determining suitability and will be relying on the information provided by prospective investors in making this determination. In making this determination, participating broker-dealers have a responsibility to ascertain that each prospective investor:

•	meets the minimum income and net worth standards set forth under the “Suitability Standards” section of this prospectus;

•	can reasonably benefit from an investment in our shares based on the prospective investor’s investment objectives and overall portfolio structure;

•	is able to bear the economic risk of the investment based on the prospective investor’s net worth and overall financial situation; and

•	has apparent understanding of:

o	the fundamental risks of an investment in the shares;
o	the risk that the prospective investor may lose his or her entire investment;
o	the lack of liquidity of the shares;
o	the restrictions on transferability of the shares; and
o	the tax consequences of an investment in the shares.

Participating broker-dealers are required to make the determinations set forth above based upon information relating to each prospective investor concerning his age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as other pertinent factors. Each participating broker-dealer is required to maintain records of the information used to determine that an investment in shares is suitable and appropriate for an investor. These records are required to be maintained for a period of at least six years.

Minimum Investment

In order to purchase shares in this offering, you initially must invest at least $2,500. Please see “Suitability Standards.” Except in Maine, Minnesota, Nebraska and Washington (where any subsequent subscriptions by investors must be made in increments of at least $1,000), investors who have satisfied the initial minimum purchase requirement may make additional purchases in increments of at least five shares, except for purchases made pursuant to our dividend reinvestment plan which may be in increments of less than five shares.

Termination Date

This offering will terminate at the time all shares being offered pursuant to this prospectus have been sold or the offering is terminated prior thereto and the unsold shares are withdrawn from registration, but in no event later than July 1, 2010 (two years after the initial effective date of this prospectus), unless we announce an extension of the offering in a supplement or amendment to this prospectus.